SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549
                             _ _ _ _ _ _ _ _ _ _ _ _


                                    FORM 6-K


                        REPORT of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2003


                                  Filtronic plc
               (Exact name of registrant as specified in charter)


The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F _ X _       Form 40-F _ _ _


Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


Yes _ _ _             No _ X _

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


Filtronic plc



Date:  October 17, 2003           By:  /s/ Maura Moynihan
                                  _ _ _ _ _ _ _ _ _ _

                                  Name:   Maura Moynihan
                                  Title:  General Counsel

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

Filtronic plc


2. Name of shareholder having a major interest

Prudential plc and certain of its subsidiary companies


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached schedule


5. Number of shares / amount of stock acquired

N/a


6. Percentage of issued class

N/a


7. Number of shares / amount of stock disposed

442,921


8. Percentage of issued class

0.59%


9. Class of security

Ordinary 10p shares


10. Date of transaction

16 October 2003


11. Date company informed

14 October 2003


12. Total holding following this notification

10,127,694


13. Total percentage holding of issued class following this notification

13.59%


14. Any additional information




15. Name of contact and telephone number for queries

Maura Moynihan, 01274 231014


16. Name and signature of authorised company official responsible for making this notification

Maura Moynihan


Date of notification

16 October 2003



                                 Filtronic plc
                   Schedule to Schedule 10 - 16 October 2003


Registered holder                                       Shares held


Chase Noms Ltd                                               20,887
Clydesdale Bk Noms Ltd MGA                                  683,146
Clydesdale Bk Noms Ltd MGG                                2,545,000
Clydesdale Bk Noms Ltd MGIN                                 104,000
Clydesdale Bk Noms Ltd MGT                                   18,470
Clydesdale Bk Noms Ltd MGZ                                   34,839
Dexia Bank Intl                                              68,906
Nortrust Noms Ltd                                             2,000
Pruclt HSBC GIS Nom(UK) PAC AC                            6,500,984
Pruclt HSBC GIS Nom(UK) PPL AC                              132,117
PSIT2 US High Tech Fund                                      17,345



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